

Mail Stop 3561

September 28, 2007

Mr. Ho Moon
Executive Vice President and Chief Financial Officer
Korea Electric Power Corporation
167 Samseong-Dong
Gangnam-Gu
Seoul 135-791
Korea

>     **Re:    Korea Electric Power Corporation**
>             **Form 20-F for the Fiscal Year Ended December 31, 2006**
>             **Filed June 29, 2007**
>             **File No. 0-13372**

Dear Mr. Moon:

     We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Operating and Financial Review and Prospects, page 53

Operating Results, page 53

Results of Operations, page 60

1. We note your selling and administrative expenses increased from 2005 to 2006 partially due to an increase in expenses for sales commissions related to electricity metering services. Please tell us, and describe in future filings, the nature of your electricity metering services and explain whether electricity metering service revenue increased proportionately with the change in your electricity metering sales commissions.

2. We note that the increase in operating expenses from 2005 to 2006 was driven mainly by increases in power generation, transmission and distribution expense. We further note that unit fuel costs were the significant cost component within the power generation, transmission and distribution expense that caused the increase. Similarly, we note that unit fuel costs were the primary driver for the increase in purchased power. Please describe the differences, if any, in unit fuel costs included in both of these line items. In doing so, please tell us and disclose in future filings the types of expenses that you include in the power generation, transmission and distribution costs line item, the purchased power line item, other operation costs line item and the selling and administrative expenses line item.

Notes to Consolidated Financial Statements, page F-14

(1)  Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, page F-14

(h)  Investment Securities, page F-19

3. Please tell us if you have recognized any other than temporary impairment losses on investments whose realizable values have subsequently recovered. If so, please tell us where you present this item in your US GAAP reconciliation, considering other than temporary impairment losses under US GAAP may not be reversed for subsequent recoveries in fair value.

(j)  Intangible Assets, page F-21

Research and Development Costs, page F-21

4.  We note that you capitalize certain research and development costs provided that
    certain criteria are satisfied.  Since research and development costs are expensed
    as incurred under US GAAP and we do not see a related US GAAP reconciling
    item, please either confirm that no research and development costs have been
    capitalized or tell us where you have presented this US GAAP adjustment.

(33)  Reconciliation to United States Generally Accepted Accounting Principles, page F-
69

(l) Right to Use Future Radioactive Wastes Repository Sites, page F-76

5.  We note that you recognized your obligation to pay Won 300,000 million to the
    City of Gyeongju as part of the right to build a repository site as an asset
    retirement cost in accordance with SFAS 143 under US GAAP.  Considering the
    payment was made in fiscal 2006 and does not appear to relate to the retirement
    of a long-lived asset, please clarify why SFAS 143 applies to this transaction and
    confirm that you have not recorded an asset retirement obligation liability under
    US GAAP as of December 31, 2006.

Exhibits 12.1 and 12.2

6.  Please revise your future filings so that your certifications read exactly as set forth
    in the Instructions to Exhibits of the Form 20-F Official Text.  Specifically, in
    paragraphs four and five, refer to "other certifying officers(s)" rather than the
    titles of the officers.  Also in paragraph five, delete "as certify officers of the
    Company".  Lastly, in paragraph three, please delete "consolidated" when
    referring to your financial statements.

*     *     *     *     *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please furnish a letter that keys your responses to our
comments and provides any requested information.  Detailed letters greatly facilitate our
review.  Please understand that we may have additional comments after reviewing your
response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments.  In her absence, you may direct your questions to Andrew Blume at (202) 551-3254.  Please contact me at (202) 551-3716 with any other questions.

Sincerely,


William Choi
Branch Chief